

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

November 4, 2016

Al Monaco
President and Chief Executive Officer
Enbridge Inc.
200, 425 1st Street, S.W.
Calgary, Alberta, Canada T2P 3L8

> **Re:     Enbridge Inc.**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed October 25, 2016**
> **File No. 333-213764**

Dear Mr. Monaco:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Our references to our prior comments are to comments in our letter of October 17, 2016.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Background of the Merger, page 40

1.     We note your response to our prior comment 1 and the revised disclosure. Please provide additional details and disclose the material alternatives that the board considered and why the board determined not to pursue these alternatives.

Enbridge's Reasons for the Merger, page 50

2.     We note your response to our prior comment 5 and the revision to your disclosure. Please clarify why you considered these precedent transactions and the reasons that led you to conclude that your consideration was "appropriate and reasonable, and consistent with market precedents."

Opinion of Citigroup Global Markets, page 66

Selected Public Companies Analyses, page 70

3.      We note your response to our prior comment 7.  Please explain why certain companies
        were included among the comparable companies analyses but excluded from the
        calculation of the median multiples for calendar years 2016, 2017, and 2018 for the
        "Spectra Energy selected midstream companies," the "Spectra Energy selected
        diversified midstream companies," and the "Enbridge selected midstream companies."

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 141

Notes to the Pro Forma Condensed Consolidated Financial Statements, page 145

Note 3. Pro Forma Assumptions and Adjustments, page 146

4.      Disclosure indicates that the estimated merger consideration is calculated using your
        share price as of September 19, 2016.  In your next filing, please ensure use of the most
        recent stock price at the time of filing for determining the value of stock to be issued in
        the transaction.

Closing Comments

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate
time for us to review any amendment prior to the requested effective date of the registration
statement.

        You may contact Wei Lu, Staff Accountant at 202-551-3725 or, in her absence, Jennifer
O'Brien, Staff Accountant, at 202-551-3721 if you have questions regarding comments on the
financial statements and related matters.  Please contact Jason Langford, Staff Attorney, at 202-
551-3193 or, in his absence, me, at 202-551-3642 with any other questions.

                                                Sincerely,

                                                /s/ Loan Lauren P. Nguyen

                                                Loan Lauren P. Nguyen
                                                Legal Branch Chief
                                                Office of Natural Resources